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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                      March                            2005
                         ----------------------------------------   ----------
Commission File Number                000-51034
                         ----------------------------------------


                          ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)


 7373 Cote Vertu West, P. O. Box 14000, Saint-Laurent, Quebec, Canada, H4Y 1H4
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                    Form 40-F      X
                         -------------                 ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No        X
                    -----------                    ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________





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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
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1         Press Release dated March 3, 2005 ("AIR CANADA REPORTS ELEVENTH
          CONSECUTIVE MONTH OF RECORD LOAD FACTOR IN FEBRUARY").


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                                                                    DOCUMENT 1

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[AIR CANADA LOGO OMITTED]

News Release

AIR CANADA REPORTS ELEVENTH CONSECUTIVE MONTH OF RECORD LOAD FACTOR IN FEBRUARY

o    Domestic passenger load factor at 77.6% - highest ever for February
o    System passenger load factor at 77.9% - highest ever for February

MONTREAL, March 3, 2005 - Air Canada reported a system load factor of 77.9 per cent in February 2005, the highest ever for February. The mainline carrier flew 1.6 per cent more revenue passenger miles (RPMs) in February 2005 than in February 2004, according to preliminary traffic figures. Overall, capacity decreased by 5.2 per cent, resulting in a load factor of 77.9 per cent, compared to 72.6 per cent in February 2004; an increase of 5.3 percentage points. In the domestic market, capacity decreased by 6.6 per cent and traffic decreased by 2.0 per cent resulting in a domestic load factor of 77.6 per cent
- a 3.6 percentage point increase year over year.

Jazz, Air Canada's regional airline subsidiary, flew 14.3 per cent more revenue passenger miles in February 2005 than in February 2004, according to preliminary traffic figures. Capacity decreased by 4.7 per cent, resulting in a load factor of 71.3 percent, compared to 59.4 per cent in February 2004; an increase of 11.9 percentage points.

Domestic traffic, on a combined basis for Air Canada and its regional carrier, Jazz, rose 0.5 per cent.

"I'm proud that Air Canada's employees delivered the company's eleventh consecutive month of record load factor, up 5.2 percentage points from last year," said Montie Brewer, President and Chief Executive Officer. "Our continued operational success reflects strong customer response to our high value products and reaffirms that Air Canada is clearly the airline of choice with the lowest fares to the greatest number of destinations on an everyday basis."





This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

                                                                         .../2




                                         A STAR ALLIANCE MEMBER [LOGO OMITTED]


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

                                                                                              Page 2

                                 AIR CANADA MAINLINE (Includes Jetz)

                                                   FEBRUARY                          YEAR-TO-DATE
                                            2005     2004     Change            2005    2004     Change


Traffic (RPMs millions)                     3,090    3,041    +1.6%             6,498   6,249    +4.0%
Capacity (ASMs millions)                    3,969    4,188    -5.2%             8,355   8,641    -3.3%
Load Factor                                 77.9%    72.6%    +5.3 pts          77.8%   72.3%    +5.5 pts

Canada                     RPMs             871      889      -2.0%             1,784   1,772    +0.7%
                           ASMs             1,123    1,202    -6.6%             2,325   2,486    -6.5%
                           Load Factor      77.6%    74.0%    +3.6 pts          76.7%   71.3%    +5.4 pts

U.S. Transborder           RPMs             591      626      -5.6%             1,200   1,233    -2.7%
                           ASMs             767      895      -14.3%            1,604   1,841    -12.9%
                           Load Factor      77.1%    69.9%    +7.2 pts          74.8%   67.0%    +7.8 pts

Atlantic                   RPMs             602      600      +0.3%             1,298   1,248    +4.0%
                           ASMs             771      848      -9.1%             1,639   1,739    -5.8%
                           Load Factor      78.1%    70.8%    +7.3 pts          79.2%   71.8%    +7.4 pts

Pacific                    RPMs             552      508      +8.7%             1,194   1,133    +5.4%
                           ASMs             698      688      +1.5%             1,467   1,440    +1.9%
                           Load Factor      79.1%    73.8%    +5.3 pts          81.4%   78.7%    +2.7 pts

Other & Charter            RPMs             474      418      +13.4%            1,022   863      +18.4%
                           ASMs             610      555      +9.9%             1,320   1,135    +16.3%
                           Load Factor      77.7%    75.3%    +2.4 pts          77.4%   76.0%    +1.4 pts

                                     AIR CANADA REGIONAL (Jazz)

                                                  FEBRUARY                            YEAR-TO-DATE
                                            2005     2004     Change            2005    2004     Change
Traffic (RPMs millions)                     144      126      +14.3%            288     245      +17.6%
Capacity (ASMs millions)                    202      212      -4.7%             417     432      -3.5%
Load Factor                                 71.3%    59.4%    +11.9 pts         69.1%   56.7%    +12.4 pts

                                               - 30 -

Contacts:      Isabelle Arthur (Montreal)      (514) 422-5788
               Laura Cooke (Toronto)           (416) 263-5576
               Angela Mah (Vancouver)          (604) 270-5741

Internet:      aircanada.com




                                                                                 AIR CANADA [LOGO OMITTED]
                                                                     A STAR ALLIANCE MEMBER [LOGO OMITTED]

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACE AVIATION HOLDINGS INC.
                                         --------------------------------------
                                                     (Registrant)

Date:   March 8, 2005                    By:  /s/ Johanne Drapeau
        ---------------------                 ---------------------------------
                                              Name:  Johanne Drapeau
                                              Title: Corporate Secretary